[CONSOL ENERGY INC. LETTERHEAD]

December 3, 2010

BY EDGAR SUBMISSION

Mr. Kevin Dougherty

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549

Re:	CONSOL Energy Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed November 5, 2010
File No. 333-169502

Dear Mr. Dougherty:

Enclosed please find our response to the comment set forth in the letter dated November 19, 2010 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed November 5, 2010 (the “S-4”). References to the “Company,” “we,” “us” or “our” in this letter refer to CONSOL Energy Inc. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

For ease of reference we have reproduced the Staff’s comment in bold and our response is in regular type.

Form S-4/A filed November 5, 2010

Undertakings, page II-11

1.	We note your response to prior comment 6 from our letter dated October 15, 2010. However, please also provide the undertaking required by Item 512(a)(6) or explain why you do not believe this undertaking is applicable.

Response:

The Company has revised the undertakings disclosure to include the applicable undertaking required by Item 512(a)(6) of Regulation S-K.

If you have any questions with regard to this response, need further information or would like to discuss any of the information covered in this letter, please contact me at 724.485.4550.

Sincerely,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer

cc:	P. Jerome Richey
Stephen W. Johnson
Lorraine L. Ritter
Stephanie L. Gill